Provident New York Bancorp

400 Rella Boulevard

Montebello, NY 10901-4243

T 845.369.8040

F 845.369.8255

www.providentbanking.com

March 16, 2012

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Provident New York Bancorp
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 13, 2011
File No. 000-25233
SEC comment letter dated March 9, 2012

Dear Mr. Clampitt:

I have received the SEC comment letter dated March 9, 2012. I am currently in the process of reviewing the comments, and plan to discuss such comments, along with our responses, with our Audit Committee in April 2012. As such, I respectfully request additional time to formally reply to the SEC comment letter referenced herein. If agreeable to you, we will provide the requested responses by May 10, 2012 which coincides with the filing of our second quarter Form 10-Q.

Please do not hesitate to contact me at (845) 369-8087 should you have any questions.

Sincerely,

/s/ Stephen V. Masterson

Stephen V. Masterson

Executive Vice President, Chief Financial Officer